Exhibit 7.13

July 20, 2010

Board of Directors
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

Gentlemen:

Troy Lowrie and Lowrie Management, LLLP, on behalf of Family Dog, LLC, a Colorado limited liability company (“Purchaser”), want to advise the Board that Purchaser remains willing to acquire the outstanding shares of common stock of VCG Holding Corp. (the “Company”) (other than those shares held by Purchaser or Troy Lowrie, Lowrie Management, LLLP and certain other shareholders that will be rolled over to Purchaser (the “Purchaser Group”)) at a cash price of $2.10 per share.  This price represents a 33% premium over the closing price of the Company’s common stock on July 20, 2010.

As you know, the Company announced on December 16, 2009 that the Special Committee of the Company, with input from its advisors, had determined the terms of the original proposal to be inadequate at the time.  However, we continue to believe that the original terms and price are fair to the Company and its shareholders.  We are prepared to provide definitive documents to effectuate the transaction in an expeditious manner, revised to reflect the prior comments received by the Special Committee.

Our intent remains to consummate the transaction by way of a reverse triangular merger (the “Merger”) in which the Company will be the surviving entity in the Merger.  As before, we anticipate that Purchaser will finance the transaction through a private sale of Class B Membership Units in Purchaser and promissory notes issued by Purchaser.

Following consummation of the Merger, we expect that the Company will continue to operate its business as currently conducted; the common stock of the Company would be delisted from the Nasdaq Global Market and would be deregistered as authorized by the Exchange Act; and the Company would cease to be a “reporting company.”

The manager of Purchaser will be Lowrie Investment Management, Inc., an entity formed and wholly owned by Troy Lowrie.  Following the Merger, the sole officer and director of the Company will be Troy Lowrie.

Exhibit 7.13

Board of Directors of VCG Holding Corp.
July 20, 2010

As noted above, we believe that the proposal represents significant value for the Company’s shareholders, particularly in light of the Company’s current stock price.  We would welcome the opportunity to discuss and negotiate the proposal, as summarized in the enclosed document, with the Company’s board of directors (the “Board”) or, if applicable, a special committee of independent directors as soon as possible.  Please let us know at your earliest convenience how you wish to proceed.

We are prepared to leave the proposal open until fifteen (15) calendar days from the date of this letter, but we reserve the right to amend or withdraw the proposal and to terminate any further discussions at any time prior to our execution of definitive agreements.  This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been negotiated, executed and delivered by the Company and all other appropriate parties and the agreement, arrangement or understanding has been approved by the Board and, if applicable, any special committee.

Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

Lowrie Management, LLLP

/s/ Troy Lowrie
Troy Lowrie,
President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP

/s/ Troy Lowrie
Troy Lowrie, individually

Enclosure

cc:           Adam Agron (via facsimile 303-223-0934)